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                                                              Exhibit (a)(5)(A)
                                                              ----------------


               IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

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GEORGE WHITNEY III,

                                                               C.A. No.
                    Plaintiff,                             :   18421NC

            - against -

NATIONAL DISCOUNT BROKERS GROUP, INC., RUSSELL C.          :
HOROWITZ, CHARLES T. KELLOGG, JAMES H. LYNCH, JR.,
ARTHUR KONTOS, RALPH N. DEL DEO, JOHN P. DUFFY, DENNIS     :
MARINO, THOMAS NEUMANN, and DEUTSCHE BANK AG,

                    Defendants.                            :


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                     SHAREHOLDERS' CLASS ACTION COMPLAINT
                     ------------------------------------

          Plaintiff alleges upon personal knowledge with respect to paragraph 1, and upon information and belief as to all other allegations herein, as follows:

                                  THE PARTIES
                                  -----------

          1. Plaintiff has been the owner of shares of the common stock of National Discount Brokers Group, Inc. ("NDB" or the "Company") since prior to the wrongs herein complained of and continuously to date.

          2. NDB is a corporation duly organized and existing under the laws of the State of Delaware. NDB provides securities brokerage and related financial services. Through its wholly-owned subsidiary NDB Capital Markets, NDB specializes in market-making of Nasdaq and other over-the-counter securities. Through another wholly-owned subsidiary NDB.com, NDB operates on-line brokerage services.

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          3.  Defendant Deutsche Bank AG ("Deutsche Bank") is a corporation duly organized and existing under the laws of Germany. Deutsche Bank owns approximately 16.0% of the Company's outstanding common stock.

          4. Defendants Russell C. Horowitz, Charles T. Kellogg, James H. Lynch, Jr., Arthur Kontos, Ralph N. Del Deo, John P. Duffy, Dennis Marino, and Thomas Neumann (collectively, hereinafter the "Individual Defendants") are the Directors of NDB.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

          5. Plaintiff brings this action individually and as a Class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all NDB stockholders (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

          6.  This action is properly maintainable as a class action.

          7. The class is so numerous that joinder of all Class members is impracticable. There are approximately 17.6 million shares of NDB common stock beneficially held by thousands of shareholders other than Deutsche Bank, who are geographically dispersed throughout the United States.

          8. There are questions of law and fact which are common to the Class involving, inter alia, the following:

              (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

              (b) whether plaintiff and the other members of the Class will be damaged irreparably by the wrongs complained of.

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          9.  Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff will fairly and adequately represent the Class.

          10. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

          11. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

          12. In March 2000, Deutsche Bank and NDB reached an agreement in which Deutsche Bank would acquire up to a 19.3% interest in NDB. In June 2000, Deutsche Bank acquired a 16% stake in NDB. Most of the shares acquired by Deutsche Bank were sold to it by NDB in a private transaction.

          13. On October 10, 2000, NDB issued a press release announcing that Deutsche Bank had made an offer to acquire all of the outstanding capital stock of NDB not owned by Deutsche Bank for $49 per share in cash.

          14. NDB, as was widely reported, has also received inquiries from other companies regarding a merger or an acquisition of NDB. In fact, according to Frank Lawatsch - executive vice-president and general counsel of NDB - NDB received the Deutsche Bank proposal on the night of October 6, 2000, after informing Deutsche Bank of offers NDB had received from other companies.

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          15.  In recent months, a consolidation of the financial services industry has been concentrated on the acquisition of market-making firms. In June of 2000, Herzog Heine Geduld - the third largest market-maker in the United States - agreed to be acquired by Merrill Lynch. In September of 2000, Spear Leads & Kellogg LP - the fourth largest United States market-maker - was acquired for $6.5 billion by Goldman Sachs.

          16. NDB's market-making unit - NDB Capital Markets - is not as widely known as is the company's retail brokerage services. However, it is the eighth largest market-maker in the United States, and is considered very profitable.

          17. Although Deutsche Bank's offer seemed to offer a substantial premium to NDB' s shareholders, this is only because the stock was, prior to the offer, recently trading near its 6-month low, closing on October 6, 2000 at $24.75 per share. In early April of 2000, however, NDB's shares were trading above $45 per share.

          18. In fact, when NDB's market-making operations, as well as its on-line brokerage business, are considered in light of recent acquisitions, Deutsche Bank's offer is revealed to be a bargain for Deutsche Bank. As CBS/Marketwatch reported on October 10, 2000:

          How generous is it?

          At first glance, analysts noted, Deutsche Bank's offer looks quite generous: $1 billion for 269,000 online brokerage accounts. However, at NDB, some 70 percent of revenue stems from the firm's market maker, NDB Capital Markets Group. Nasdaq market making operations have come into play this year, with two of the largest taken out at 3 times to
          3.5 times revenue. The NDB deal lands on the upper end of that range when looking at the total revenue estimate from U.S. Bancorp Piper Jaffray for this fiscal year 2000 of $381.6 million.

          Once the brokerage accounts are added into the valuation mix, the deal could even start to look a little cheap in some respects. E-Trade, for example, is trading just under 3 times 2000 revenue, according to Chase H&Q figures. Valuing the NDB brokerage accounts at that E-Trade rate equals $343 million.

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          19.  Thus, taking this valuation and recent comparable transactions as a guide, NDB's market-making and on-line operations should be worth approximately $1.5 billion, but Deutsche Bank's offer only values NDB at $1.01 billion.

          20. Nonetheless, on October 12, 2000, only two days after Deutsche Bank's proposal was announced, NDB management accepted the $49.00 per share offer without improvement and, apparently, without adequately exploring the other overtures made by third parties. Furthermore, Deutsche Bank has agreed to retain NDB's present management in office, including defendant Kontos who owns 13% of NDB's outstanding stock, and the other defendants who are also NDB executives (the "Management Group").

          21. The members of the Management Group suffer from serious conflicts of interest. As participants in the proposed transaction, they are motivated to pay the lowest possible price to NDB's public shareholders. On the other hand, as fiduciaries, the Management Group is obligated to ensure that the public shareholders receive full and fair value for their investment in the Company.

          22. Given the Management Group's stock ownership and office's with the Company, it is evident that all the directors are beholden to the Management Group for the prestige and perquisites of their offices. Under the Circumstances, none of the directors can be expected to protect the public shareholders in dealings between the Management Group and the public shareholders, exemplified by the proposed transaction.

          23. The individual defendants have initiated an active sales process and, thus, have assumed enhanced duties to maximize shareholder value. Prior to agreeing to sell the Company, however, the Management Group's desire to participate in the transaction prompted them not to conduct a bona fide market
                                                              ---- ----
check or auction of the Company.

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          24.  The members of the Management Group have access to internal financial information about NDB which shows its true value, expected increase in value and the benefits of 100 percent ownership of the Company. Plaintiff and the other Class members are not privy to such information. The Management Group is using its members' positions of power and control, and their access to such internal information, to benefit themselves and their ally, Deutsche Bank, in this transaction, to the detriment of NDB's public stockholders.

          25. The Management Group, aided and abetted by Deutsche Bank, has timed the announcement of the buyout to place an artificial lid on the market price of NDB's common stock in order to justify a price which is unfair to NDB's public stockholders.

          26. Defendant Deutsche Bank has knowingly aided and abetted the breaches of fiduciary duty committed by the individual defendants. Deutsche Bank has agreed to the participation of NDB's management in the transaction to assure their agreement and cooperation in and to a transaction which is unfair to the Company's public shareholders. Deutsche Bank has thus injected personal motives into the negotiations and compromised the undivided loyalty which fiduciaries owe to NDB's public shareholders.

          27. Plaintiff and the other members of the Class will be irreparably harmed as a result of defendants' unlawful actions. Unless defendants are enjoined by the Court, the individual defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, aided and abetted by Deutsche Bank.

          28. Plaintiff and the other members of the Class have no adequate remedy at law.

          WHEREFORE, Plaintiff prays for judgment and relief as follows:

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          A.  Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class representative;

          B. Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with the transaction complained of herein;

          C. In the event the proposed transaction is consummated, rescinding it and setting it aside;

          D. Awarding the class compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

          E. Awarding plaintiff the costs and disbursements, including a reasonable allowance for plaintiff's counsel's fees and experts' fees; and

          F. Granting such other and further relief as to the Court may seem just and proper.
                                    ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

                                    By:
                                       ------------------------------
                                    Suite 1401, Mellon Bank Center
                                    P.O. Box 1070
                                    Wilmington, DE  19899-1070
                                    (302) 656-4433
                                    Attorneys for Plaintiff

OF COUNSEL:
KIRBY MCINERNEY & SQUIRE LLP
830 Third Avenue, 10th Floor
New York, NY  10022
(217) 317-2300

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